                                    FORM 11-K

                               [x] ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997


                                       OR


                              [ ] TRANSITION REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

For the transition period from                       to
                              -----------------------  ----------------------

Commission file number 1-9184


              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN
              -----------------------------------------------------
                                (Title of Plans)


                              NEWMONT GOLD COMPANY
                             ----------------------
                             (Issuer of Securities)


                   1700 Lincoln Street, Denver, Colorado 80203
                   -------------------------------------------
                          (Principal Executive Office)

                      NEWMONT GOLD COMPANY SALARIED
                        RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                      TOGETHER WITH REPORT OF INDEPENDENT
                        PUBLIC ACCOUNTANTS

                          NEWMONT GOLD COMPANY SALARIED

                             RETIREMENT SAVINGS PLAN


                        INDEX TO FINANCIAL STATEMENTS AND

                             SUPPLEMENTAL SCHEDULES



                                                                                           Page(s)
                                                                                           -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                       1

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1997                                          2

    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1996                                          3

    Statement of Changes in Net Assets Available for
       Plan Benefits, with Fund Information, for the Year
       Ended December 31, 1997                                                               4-5

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                                    6-11

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
    Schedule I--Item 27a--Schedule of Assets Held for
       Investment Purposes as of December 31, 1997                                            12

    Schedule II--Item 27d--Schedule of Reportable Transactions,
       January 1, 1997 through December 31, 1997                                              13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Newmont Gold Company Salaried Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        /s/ ARTHUR ANDERSEN LLP


Denver, Colorado,
  June 23, 1998.

              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                             Non-Participant
                                Directed                                  Participant Directed
                             ---------------  --------------------------------------------------------------------------
                                                                                                             Newmont
                                                         Neuberger                                             Gold
                                              PIMCO         &                                                 Company
                                               Low        Berman    MasterWorks      AIM         Templeton    Common
                                             Duration    Guardian     S&P 500    Constellation    Foreign      Stock
                                   Cash        Fund       Trust     Stock Fund       Fund          Fund        Fund
                                ----------  ----------  ----------  -----------  -------------  ----------  ----------
INVESTMENTS, at fair value:
  Cash and cash equivalents     $  189,902   $      --  $       --   $       --    $        --  $       --  $       --
  Collective investment funds           --          --          --           --             --          --          --
  Mutual funds                          --   4,259,647   9,165,836    9,110,416     11,110,450   4,086,098          --
  Employer stock fund                   --          --          --           --             --          --   3,072,410
  Participant loans                     --          --          --           --             --          --          --
                                ----------  ----------  ----------  -----------    -----------  ----------  ----------
            Total investments      189,902   4,259,647   9,165,836    9,110,416     11,110,450   4,086,098   3,072,410
                                ----------  ----------  ----------  -----------    -----------  ----------  ----------
NET ASSETS AVAILABLE
  PLAN BENEFITS                   $189,902  $4,259,647  $9,165,836  $ 9,110,416    $11,110,450  $4,086,098  $3,072,410
                                ==========  ==========  ==========  ===========    ===========  ==========  ==========






                                                                Participant Directed
                               -------------------------------------------------------------------------------------------
                                   U.S.
                               Government
                                 Money       LifePath     LifePath     LifePath    LifePath    LifePath
                                 Market        2000         2010         2020        2030        2040     Participant
                                 Fund          Fund         Fund         Fund        Fund        Fund        Loans       Total
                               ----------   ----------   ----------   ----------  ----------  ----------  ----------- -----------
INVESTMENTS, at fair value:
  Cash and cash equivalents    $       --   $       --   $       --   $       --  $       --  $       --  $       --      189,902
  Collective investment funds   4,405,826    1,561,534    3,084,222    3,688,380   1,636,305   1,400,838          --   15,777,105
  Mutual funds                         --           --           --           --          --          --          --   37,732,447
  Employer stock fund                  --           --           --           --          --          --          --    3,072,410
  Participant loans                    --           --           --           --          --          --   3,396,516    3,396,516
                               ----------   ----------   ----------    ---------  ----------  ----------  ----------  -----------
            Total investments   4,405,826    1,561,534    3,084,222    3,688,380   1,636,305   1,400,838   3,396,516   60,168,380
                               ----------   ----------   ----------    ---------  ----------  ----------  ----------  -----------
NET ASSETS AVAILABLE
  PLAN BENEFITS                $4,405,826   $1,561,534   $3,084,222   $3,688,380  $1,636,305  $1,400,838  $3,396,516  $60,168,380
                               ==========   ==========   ==========   ==========  ==========  ==========  ==========  ===========




        The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996







                             Non-Participant
                                Directed                               Participant Directed
                            ---------------  -----------------------------------------------------------------------------
                                                                                                                 Newmont
                                                           Neuberger                                               Gold
                                               PIMCO           &                                                 Company
                                                Low         Berman     MasterWorks      AIM        Templeton     Common
                                              Duration     Guardian      S&P 500   Constellation    Foreign       Stock
                                   Cash         Fund        Trust      Stock Fund      Fund           Fund         Fund
                                ----------   ----------   ----------   ----------  -------------   ----------   ----------
INVESTMENTS, at fair value:
  Cash and cash equivalents     $  150,957   $       --   $       --   $       --   $       --      $       --   $       --
  Collective investment funds           --           --           --           --           --              --           --
  Mutual funds                          --    4,228,800    8,249,942    5,322,033    9,090,026       3,274,898           --
  Employer stock fund                   --           --           --           --           --              --    1,522,713
  Participant loans                     --           --           --           --           --              --           --
                                ----------   ----------   ----------   ----------   ----------      ----------   ----------
         Total investments         150,957    4,228,800    8,249,942    5,322,033    9,090,026       3,274,898    1,522,713
                                ----------   ----------   ----------   ----------   ----------      ----------   ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                 $  150,957   $4,228,800   $8,249,942   $5,322,033   $9,090,026      $3,274,898   $1,522,713
                                ==========   ==========   ==========   ==========   ==========      ==========   ==========



                                                                Participant Directed
                              -----------------------------------------------------------------------------------------
                                 U.S.
                              Government
                                Money       LifePath     LifePath     LifePath      LifePath     LifePath
                                Market        2000         2010         2020         2030         2040      Participant
                                 Fund         Fund         Fund         Fund         Fund         Fund         Loans       Total
                              ----------   ----------   ----------   ----------   ----------   ----------   -----------  ----------
INVESTMENTS, at fair value:
  Cash and cash equivalents   $       --   $       --   $       --   $       --   $       --   $       --   $       --  $   150,957
  Collective investment funds  3,920,829    1,484,369    2,726,077    2,413,703    1,346,152      745,999           --   12,637,129
  Mutual funds                        --           --           --           --           --           --           --   30,165,699
  Employer stock fund                 --           --           --           --           --           --           --    1,522,713
  Participant loans                   --           --           --           --           --           --    2,669,649    2,669,649
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------  -----------
         Total investments     3,920,829    1,484,369    2,726,077    2,413,703    1,346,152      745,999    2,669,649   47,146,147
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS               $3,920,829   $1,484,369   $2,726,077   $2,413,703   $1,346,152   $  745,999   $2,669,649  $47,146,147
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========  ===========




               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                 Non-Participant
                                                                    Directed           Participant Directed
                                                                 ----------------  ----------------------------

                                                                                      PIMCO         Neuberger &
                                                                                   Low Duration        Berman
                                                                      Cash            Fund        Guardian Trust
                                                                  -------------    ------------    -------------
ADDITIONS TO NET ASSETS:
  Contributions (Note 1)-
    Employee                                                       $         --    $    226,162    $    783,267
    Employer, net of forfeitures used for offset                       (183,707)        132,078         466,578
    Rollovers and repayments, net                                            --          28,019          84,162

  Investment income-
    Interest and dividends                                               12,595              --         669,885
    Net appreciation/(depreciation) in fair value of investments             --         327,164         766,042
                                                                   ------------    ------------    ------------
          Total additions                                              (171,112)        713,423       2,769,934

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                            (332)       (365,231)       (485,960)
  Administrative fees                                                    (9,116)           (473)         (1,007)
                                                                   ------------    ------------    ------------
          Total deductions                                               (9,448)       (365,704)       (486,967)

INTERFUND TRANSFERS, net                                                219,505        (316,872)     (1,367,073)
                                                                   ------------    ------------    ------------
          Net increase                                                   38,945          30,847         915,894

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                     150,957       4,228,800       8,249,942
                                                                   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                      $    189,902    $  4,259,647    $  9,165,836
                                                                   ============    ============    ============




                                                                                    Participant Directed
                                                                   ------------------------------------------------------------
                                                                                                                   Newmont Gold
                                                                    MasterWorks        AIM           Templeton       Company
                                                                      S&P 500     Constellation       Foreign      Common Stock
                                                                    Stock Fund         Fund            Fund            Fund
                                                                   ------------   -------------    ------------    ------------
ADDITIONS TO NET ASSETS:
  Contributions (Note 1)-
    Employee                                                       $    851,940    $  1,303,757    $    503,230    $    373,157
    Employer, net of forfeitures used for offset                        492,920         767,711         274,232         231,386
    Rollovers and repayments, net                                       167,503         122,676         122,024          43,580

  Investment income-
    Interest and dividends                                              309,364         810,777         439,098              --
    Net appreciation/(depreciation) in fair value of investments      1,694,900         198,866        (210,551)       (972,955)
                                                                   ------------    ------------    ------------    ------------
          Total additions                                             3,516,627       3,203,787       1,128,033        (324,832)

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                        (273,192)       (216,097)       (106,389)        (79,807)
  Administrative fees                                                      (856)         (1,330)           (385)           (473)
                                                                   ------------    ------------    ------------    ------------
          Total deductions                                             (274,048)       (217,427)       (106,774)        (80,280)

INTERFUND TRANSFERS, net                                                545,804        (965,936)       (210,059)      1,954,809
                                                                   ------------    ------------    ------------    ------------
          Net increase                                                3,788,383       2,020,424         811,200       1,549,697

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                   5,322,033       9,090,026       3,274,898       1,522,713
                                                                   ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                      $  9,110,416    $ 11,110,450    $  4,086,098    $  3,072,410
                                                                   ============    ============    ============    ============


               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

              NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997





                                                                                      Participant Directed
                                                                   ------------------------------------------------------------
                                                                       U.S.
                                                                    Government      LifePath         LifePath         LifePath
                                                                   Money Market       2000             2010             2020
                                                                       Fund           Fund             Fund             Fund
                                                                   ------------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS:
  Contributions (Note 1)-
    Employee                                                       $    547,047    $     63,696    $    290,090    $    339,314
    Employer, net of forfeitures used for offset                        358,057          39,219         177,641         221,470
    Rollovers and repayments, net                                        47,125           1,714         165,468         129,358

  Investment income-
    Interest and dividends                                              199,421              --              --              --
    Net appreciation/(depreciation) in fair value of investments             --         137,297         425,027         468,109
                                                                   ------------    ------------    ------------    ------------
          Total additions                                             1,151,650         241,926       1,058,226       1,158,251

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                        (698,454)        (79,028)       (131,286)       (154,257)
  Administrative fees                                                      (788)            (95)           (315)           (374)
                                                                   ------------    ------------    ------------    ------------
          Total deductions                                             (699,242)        (79,123)       (131,601)       (154,631)

INTERFUND TRANSFERS, net                                                 32,589         (85,638)       (568,480)        271,057
                                                                   ------------    ------------    ------------    ------------
          Net increase                                                  484,997          77,165         358,145       1,274,677

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                   3,920,829       1,484,369       2,726,077       2,413,703
                                                                   ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                      $  4,405,826    $  1,561,534    $  3,084,222    $  3,688,380
                                                                   ============    ============    ============    ============





                                                                                 Participant Directed
                                                                   --------------------------------------------
                                                                     LifePath        LifePath
                                                                       2030            2040        Participant
                                                                       Fund            Fund           Loans            Total
                                                                   ------------    ------------    ------------    ------------
ADDITIONS TO NET ASSETS:
  Contributions (Note 1)-
    Employee                                                       $    179,831    $    189,967    $         --    $  5,651,458
    Employer, net of forfeitures used for offset                        128,677         114,332              --       3,220,594
    Rollovers and repayments, net                                        18,485          10,897              --         941,011

  Investment income-
    Interest and dividends                                                   --              --         290,159       2,731,299
    Net appreciation/(depreciation) in fair value of investments        302,698         213,288              --       3,349,885
                                                                   ------------    ------------    ------------    ------------
          Total additions                                               629,691         528,484         290,159      15,894,247

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                         (33,985)        (30,203)       (201,999)     (2,856,220)
  Administrative fees                                                      (288)           (294)             --         (15,794)
                                                                   ------------    ------------    ------------    ------------
          Total deductions                                              (34,273)        (30,497)       (201,999)     (2,872,014)

INTERFUND TRANSFERS, net                                               (305,265)        156,852         638,707              --
                                                                   ------------    ------------    ------------    ------------
          Net increase                                                  290,153         654,839         726,867      13,022,233

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                   1,346,152         745,999       2,669,649      47,146,147
                                                                   ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                      $  1,636,305    $  1,400,838    $  3,396,516    $ 60,168,380
                                                                   ============    ============    ============    ============



               The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                          NEWMONT GOLD COMPANY SALARIED

                             RETIREMENT SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1997 AND 1996



(1)    DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

The Plan was established on July 1, 1973 by Newmont Mining Corporation. The Plan sponsorship transferred in 1994 to Newmont Gold Company (the "Company"). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

       Trust

Trustee, record keeping and investment management services were performed by the MasterWorks division of BZW Barclays Global Investors, N.A. ("BGI") and various investment managers. Plan assets were held under a trust agreement (the "Trust") maintained by BGI (the "Trustee").

Effective October 15, 1996, BGI was renamed Barclays Global Investors, N.A. Effective September 1, 1997, Barclays Global Investors, N.A. was acquired by Merrill Lynch Group Employee Services who succeeded the business of the MasterWorks division as Merrill Lynch Group Employee Services, MasterWorks ("Merrill Lynch").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment options offered under the Plan.

       Eligibility and Contributions

Salaried employees are eligible to participate in the Plan on the first day of the first month following their date of employment. Participants may elect to contribute to the Plan, on a pre-tax or after tax basis or combination thereof, up to 15% of their Plan eligible compensation to a maximum of $9,500 on a pre-tax basis for each of the 1997 and 1996 Plan years. Participants' contributions are matched by the Company, not to exceed 6% of their base compensation. Total matching contributions are limited to $9,000 annually per participant. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and the Company's matching contributions.

       Vesting

Participants' contributions are fully vested. Participants vest 20% in Company matching contributions for each year of service to a maximum of 100% after five years of service. Additionally, participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination.

At December 31, 1997 and 1996, forfeited nonvested accounts totaled $189,902 and $150,957, respectively. These amounts are used to reduce future Company contributions. During 1997, Company contributions were reduced by $166,303 from forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Internal Revenue Code (the "Code"). Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

       Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution. In addition, plan earnings are allocated to participant accounts on a daily basis based upon participant account balances.

       Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance.

       Investments

Participants may invest their contributions and their portion of the Company's matching contribution in the following investment funds:

         o PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

         o Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.

         o Merrill Lynch - MasterWorks S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

         o AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

         o Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

         o Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

         o Merrill Lynch - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

         o Merrill Lynch - LifePath Collective Trust (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.

The cost basis of the Plan's investments was $54,552,092 and $43,556,619 at December 31, 1997 and 1996, respectively. The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1997 or 1996 are as follows:




                                                               1997            1996
                                                          -------------   -------------

PIMCO Low Duration Fund                                   $   4,259,647   $   4,228,800
Neuberger & Berman Guardian Trust Fund                        9,165,836       8,249,942
Merrill Lynch - MasterWorks S&P 500 Stock Fund                9,110,416       5,322,033
AIM Constellation Fund                                       11,110,450       9,090,026
Templeton Foreign Fund                                        4,086,098       3,274,898
Merrill Lynch - U.S. Government
     Money Market Fund                                        4,405,826       3,920,829
Merrill Lynch - LifePath 2010 Fund                            3,084,222       2,726,077
Merrill Lynch - LifePath 2020 Fund                            3,688,380       2,413,703
Participant Loans                                             3,396,516       2,669,649
Newmont Gold Company Common Stock Fund                        3,072,410      *1,522,713

-------------
*Below 5% as of 12/31/96


       Loans

Loans are permitted from individual plan accounts on 50% of the participant's vested balance. The minimum loan amount is $1,000 and the maximum is the lesser of 50% of the vested balance or $50,000. The repayment period may be up to five years, or up to ten years if the loan is for the purchase of a principal residence. The interest rate is determined by the plan administrator based on prime plus 1% and is fixed over the life of the note.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which were readily determinable at December 31, 1997 and 1996. Cash equivalents and participant loans are stated at cost which approximates fair value.

       Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits are recorded when paid.

       Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

(3)    PLAN TERMINATION

Although it is the expectation of the Company to continue the Plan indefinitely, in the event of termination of the Plan, with respect to a group or class of participants, or partial discontinuance of contributions, the balance credited to the Company's matching contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions, will become fully vested and nonforfeitable.

(4)    TAX STATUS

The Trust established under the Plan is qualified under the Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated December 4, 1996. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related Trust is tax exempt as of the financial statement date.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments are units of collective investment funds and mutual funds managed by Merrill Lynch. Also, certain plan investments are shares of Newmont Gold Company, the sponsor of the Plan.

(6)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual fund and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

At December 31, 1997, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1997 were immaterial.

(7)    SUBSEQUENT EVENTS

Effective January 1, 1998, the Plan merged with the Santa Fe Pacific Gold Corporation Retirement and Savings Plan and the trusts formed under and in accordance with provisions of the Plan and the Santa Fe Pacific Gold Corporation Retirement and Savings Plan were merged and consolidated into one trust. In connection with the merger the Plan name was changed to "Newmont Gold Company Retirement Savings Plan."

As of January 5, 1998, all assets of the Plan were transferred from Merrill Lynch Group Employee Services, MasterWorks to The Vanguard Group, Inc. ("Vanguard"). Trustee, record keeping, and investment management services are now performed by Vanguard.

                                                                      SCHEDULE I


                          NEWMONT GOLD COMPANY SALARIED

                             RETIREMENT SAVINGS PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997




             Name of Issuer                                                                 Market            Cost
           or Party Involved                          Description of Assets                 Value             Basis
-------------------------------------               ---------------------------         -------------   -----------------
Cash                                                Cash and Cash Equivalents
                                                       Fund                             $     189,902     $     189,902
PIMCO Low Duration Fund                             Mutual Fund                             4,259,647         3,701,315
Neuberger & Berman Guardian Trust                   Mutual Fund                             9,165,836         7,897,768
*Merrill Lynch - MasterWorks S&P 500
   Stock Fund                                       Mutual Fund                             9,110,416         6,982,468
AIM Constellation Fund                              Mutual Fund                            11,110,450        10,360,120
Templeton Foreign Fund                              Mutual Fund                             4,086,098         4,081,285
*Newmont Gold Company
   Common Stock Fund                                Employer Stock Fund                     3,072,410         4,063,043
*Merrill Lynch - U.S. Government
   Money Market Fund                                Collective Investment Fund              4,405,826         4,405,826
*Merrill Lynch - LifePath 2000 Fund                 Collective Investment Fund              1,561,534         1,367,616
*Merrill Lynch - LifePath 2010 Fund                 Collective Investment Fund              3,084,222         2,603,872
*Merrill Lynch - LifePath 2020 Fund                 Collective Investment Fund              3,688,380         3,090,696
*Merrill Lynch - LifePath 2030 Fund                 Collective Investment Fund              1,636,305         1,269,527
*Merrill Lynch - LifePath 2040 Fund                 Collective Investment Fund              1,400,838         1,142,138

Participant Loans (a)                               Interest rates ranging
                                                       from 7.0% to 10.0%                   3,396,516         3,396,516
                                                                                        -------------     -------------
         Totals                                                                         $  60,168,380     $  54,552,092
                                                                                        =============     =============


* Represents a party-in-interest.

(a) Participant loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.



                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                     SCHEDULE II
                          NEWMONT GOLD COMPANY SALARIED

                             RETIREMENT SAVINGS PLAN


                ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                    JANUARY 1, 1997 THROUGH DECEMBER 31, 1997

(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transactions.




                                                                 Number of
                                                                Transactions
                                                          --------------------  Purchase     Selling                     Net
      Name of Issuer or Party Involved/Description         Purchases    Sales    Price        Price        Cost       Gain/(Loss)
-------------------------------------------------------   ----------   ------- ----------   ----------   ----------   -----------
Neuberger & Berman Guardian Trust - Mutual Fund                86         --   $2,286,873   $       --   $2,286,873   $       --
Neuberger & Berman Guardian Trust - Mutual Fund                --        139           --    2,137,021    1,746,303      390,718

Templeton Foreign Fund - Mutual Fund                          102         --    1,820,809           --    1,820,809           --
Templeton Foreign Fund - Mutual Fund                           --         99           --      799,058      720,124       78,934

*Merrill Lynch - MasterWorks--S&P 500 Stock - Mutual Fund     134         --    3,146,237           --    3,146,237           --
*Merrill Lynch - MasterWorks--S&P 500 Stock - Mutual Fund      --        100           --    1,052,754      815,882      236,872

AIM Constellation - Mutual Fund                               105         --    4,162,243           --    4,162,243           --
AIM Constellation - Mutual Fund                                --        133           --    2,340,685    2,137,603      203,082

*Merrill Lynch - U.S. Government Money Market -
    Collective Investment Fund                                 90         --    2,422,481           --    2,422,481           --
*Merrill Lynch - U.S. Government Money Market -
    Collective Investment Fund                                 --        121           --    1,937,484    1,937,484           --

*Newmont Gold Company - Common Stock Fund                     140         --    3,375,481           --    3,375,481           --
*Newmont Gold Company - Common Stock Fund                      --         81           --      852,830      980,727     (127,897)

*Merrill Lynch - LifePath 2010                                 87         --    1,228,179           --    1,228,179           --
*Merrill Lynch - LifePath 2010                                 --         49           --    1,295,061    1,120,399      174,662

*Represents a party-in-interest.

                       The accompanying notes to financial
               statements are an integral part of this schedule.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       NEWMONT GOLD COMPANY
                                       SALARIED RETIREMENT SAVINGS PLAN



                                       By:   /s/ DAWN M. PUTATURO
                                          --------------------------------------
                                                 Dawn M. Putaturo
                                                 Administration Committee Member


Dated:  June 29, 1998                  By:   /s/ TIMOTHY J. SCHMITT
      -----------------------             --------------------------------------
                                                 Timothy J. Schmitt
                                                 Vice President, Secretary and
                                                 Assistant General Counsel

                                  EXHIBIT INDEX




  Exhibit No.                                         Exhibit
  ----------                                          -------
     23                                    Consent of Arthur Andersen LLP
